November 6, 2025

BY UNITED PARCEL SERVICE DELIVERY AND ELECTRONIC MAIL

Hooker Furnishing Corporation

440 East Commonwealth Boulevard

Martinsville, Virginia 24112

Re: Governance Rights

Dear Board of Directors:

Global Value Investment Corporation (“GVIC,” “we,” or “our”) is an investment management firm that deploys patient capital to build generational wealth. The firm was founded in 2007 in Milwaukee, Wisconsin, as a fundamental value manager with a long-term investment horizon. GVIC is a patient investor willing to work with company management to improve operations with an expectation that its efforts will translate into superior shareholder returns.

On behalf of its clients, GVIC has invested in the common stock of Hooker Furnishings Corporation (“HOFT” or the “Company”) since February 24, 2020. As of the date of this letter, GVIC beneficially owns 5.19% of the common stock outstanding of HOFT.

Over the period of nearly six years that GVIC has invested in the common stock of HOFT, we have developed a deep understanding of the Company’s operations, strategic objectives, challenges, market position, capital allocation framework, growth aspirations, and governance practices. We have followed developments in the furniture market closely, spoken extensively with other furniture companies (both publicly listed and privately owned), and studied various strategies for establishing, maintaining, and growing a furniture business.

We believe the combination of an attractive business model, sound fundamental financial characteristics, and an enviable position as an industry leader make HOFT an attractive long-term investment. Unfortunately, these strengths have not recently translated into operational success or shareholder returns. From the second fiscal quarter of 2023 to the second fiscal quarter of 2026, trailing-twelve-month revenue has declined by 33.8%, and over the same three-year period, trailing-twelve-month operating margin dropped from 1.2% to -2.3%.1 Unsurprisingly, the price of HOFT’s common stock reflects this unacceptable financial performance, having fallen 43.7%, from $16.13 on August 1, 2022, to $9.08 on August 1, 2025 (in each case, the last business day in the Company’s second fiscal quarter).

As we have previously communicated,2 we attribute HOFT’s financial woes to several specific and controllable factors, including, but not limited to, an acquisition strategy that lacks forethought (including the catastrophic acquisition of Home Meridian International, Inc. in 2016 for $106.3 million – an amount greater than the current market capitalization of the Company); a calamitous entry into, and exit from, the clubs channel; a reckless warehousing strategy; and the spiraling cost of implementing an enterprise resource planning (ERP) system, on which the Company has spent $17.2 million to date.

1 GVIC’s normalized operating income calculation adjusts for certain unusual items. During the referenced time periods, adjustments include addbacks for inventory impairments totaling $26.9 million, cancellation costs of $2.6 million, costs attributable to the bankruptcy of a major customer of $2.4 million, restructuring costs of $3.1 million, and charges related to the impairment of intangible assets of $2.8 million.

2 Please see “Inadequate Governance and Oversight Demand Change at Hooker Furnishing Corporation,” filed with the U.S. Securities and Exchange Commission as Exhibit 4 to Schedule 13D, as amended, on June 5, 2025, SEC Accession No. 0000950170-25-082028.

The magnitude and the strategic importance of each of the aforementioned decisions have unquestionably necessitated the involvement of, and approval by, the Company’s board of directors (the “Board”). Accordingly, we attribute the demonstrable value destruction stemming from each of these missteps directly to the Board.

Concerningly, the interests of shareholders – the owners of the Company and the sole constituency to which the Board owes the fiduciary duties of loyalty and care – are underrepresented on the Board. Indeed, no single director reports meaningful ownership of the Company’s common stock, and most of the reported ownership has been acquired through grants of common stock; open market purchases by directors are few and far between. We routinely encourage directors to accumulate meaningful personal ownership of an issuer’s equity securities to clearly express their alignment with the shareholders they represent.

Of particular concern is the common stock ownership of Chairman W. Christopher Beeler, Jr., who has been a director of the Company since 1993, lead director from 2011 to 2016 (during which time the Company undertook the acquisition of Home Meridian International, Inc.), and chairman since 2023. Yet over 32 years, many market cycles, and several economic cycles, Mr. Beeler has managed to accumulate only 63,227 shares of common stock. In fact, over the past 20 years, Mr. Beeler has only executed a single open market purchase of the Company’s common stock – an infrequency suggestive of a lack of commitment to the creation of shareholder value with which he is charged as a director.

After careful consideration of the confluence of these issues, earlier this year, GVIC expressed interest in obtaining governance rights, and on April 21, 2025, representatives from GVIC met with Mr. Beeler, CEO Jeremy Hoff, and CFO C. Earl Armstrong III. During that meeting, we discussed many of the issues faced by the Company in the past, and the challenges facing the Company in the future. We also shared GVIC’s investment philosophy, engagement practices, and intentions:

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GVIC is a long-term investor, with an investment horizon that is measured in years, if not decades;
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We have a responsibility to our clients to hold a company’s management and directors accountable for developing and executing a thoughtful strategy while prudently allocating capital;
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We regularly engage with management and directors to inquire about these topics, share our observations, and when needed, advocate for change;
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Our active engagement leverages a broad spectrum of mechanisms designed to positively impact investor outcomes;
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With respect to HOFT, the objective of our engagement is to improve operations, define corporate strategy, and design an effective capital allocation framework. Our focus is on optimizing the assets and market position of the business to drive improved financial results over several years;
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Our interest is in maintaining HOFT as a going concern for the foreseeable future; we do not currently contemplate the sale of the business; and
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The actions for which we advocate drive shareholder value, but also benefit other constituencies, including creditors, employees, customers, vendors, and ultimately the communities in which the Company works and serves. We believe success has a broad and virtuous ripple effect.

Despite our equanimous, collaborative approach and reasonable requests, the Board has yet to engage in meaningful discussions about constructive changes that would benefit shareholders, and, under its direction, the Company’s stock price has continued to lag. The first step in remedying a persistent decline in the Company’s financial performance and avoiding the mistakes and governance oversights that have begotten such performance is both simple and obvious – the composition of the Board must be reevaluated.

GVIC has patiently deployed investment capital in the common stock of HOFT for nearly six years. After diligent study and extensive ongoing engagement, we are of the strong opinion that both anecdotal evidence and indisputably poor financial results present a compelling case for change. Our attempts to achieve this change have been met thus far with disappointing resistance by the Board. We remain amenable to ongoing discussions, but we are steadfastly committed to effecting critically necessary change for the benefit of all the Company’s shareholders, and explicitly reserve all rights with respect to the foregoing.

Sincerely yours,

/s/ JP Geygan

JP Geygan

Chief Executive Officer and President

Cc: Andrew Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019